Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933a

Subject Company: Parkvale Financial Corporation

(Commission File No. 0-17411)

The following is a transcript of the second quarter 2011 earnings conference call of F.N.B. Corporation held on Tuesday, July 26, 2011:

Cautionary Statements Regarding Forward-Looking Information

Certain of the matters discussed in this communication constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These statements are based on the current expectations or predictions of F.N.B. Corporation (“FNB”) regarding its future financial or business performance or conditions and are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and FNB assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in FNB’s and Parkvale Financial Corporation’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Parkvale Financial Corporation’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating FNB’s and Parkvale Financial Corporation’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of FNB’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information About the Merger and Where to Find It

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Parkvale Financial Corporation and a prospectus of FNB and other relevant documents relating to the merger.

SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 or Parkvale Financial Corporation by contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone: (412) 373-4804.

Second Quarter 2011 Earnings Conference Call

July 26, 2011

F.N.B. Corporation Participants

Stephen Gurgovits, Chief Executive Officer

Vincent Delie, President

Brian Lilly, Chief Operating Officer

Vincent Calabrese, Chief Financial Officer

Gary Guerrieri, Chief Credit Officer

Cindy Christopher, Investor Relations

Operator: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to today’s F.N.B. Corporation’s Second Quarter 2011 Earnings Conference Call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. As a reminder, today’s conference is being recorded.

I’d now like to turn the conference over to Cindy Christopher, Manager of Investor Relations for F.N.B. Corporation. Please go ahead.

Cindy Christopher: Thank you, and good morning, everyone. Welcome to our second quarter of 2011 earnings call. This conference call of F.N.B. Corporation and the reports filed with the Securities and Exchange Commission often contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. For more information about risks and uncertainties which may affect us, please refer to the forward-looking statement disclosure contained in our second quarter of 2011 earnings release and our reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission, and available on our corporate website. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date of this call.

You are reminded the disclosure contained in our earnings release regarding the fact that additional information about the proposed merger between F.N.B. Corporation and Parkvale Financial Corporation referred to will be found in the registration on Form S-4 that F.N.B. Corporation will file with the SEC, and the proxy statement of Parkvale Financial Corporation, and the prospectus of F.N.B. Corporation, and other relevant documents to be filed with the SEC in connection with the merger.

A replay of this call will be available until midnight August 3, 2011, by dialing 877 870-5176, or 858 384-5517. The confirmation number is 4668433. A transcript of this call and the webcast link will be posted to the Shareholder and Investor Relations section of F.N.B. Corporation’s website at www.fnbcorporation.com.

It is now my pleasure to turn the call over to Mr. Steve Gurgovits, CEO of F.N.B. Corporation. Steve?

Stephen Gurgovits: Thank you, Cindy. Good morning, everyone. It’s a pleasure to welcome you to our second quarter earnings call. Joining me today on the call are Vince Calabrese, our CFO; and Gary Guerrieri, our Chief Credit Officer. Also with me today, for the question and answer session, are Brian Lilly, our Vice-Chairman and Chief Operating Officer, and Vince Delie, President of F.N.B. Corporation and Bank CEO.

The second quarter proved to be an active and positive quarter for FNB and its shareholders. In addition to delivering another quarter of strong financial performance, there were several other significant events.

First, on May 5th, it was announced that FNB would be included in the S&P 600. I would like to recognize our management team, as well as our Board and outside advisors, in quickly identifying this event as a unique opportunity and executing a successful capital raise in a very short period of time. FNB successfully raised $63 million of additional capital at an attractive price of $10.70 per share.

On June 15th, we announced the acquisition of Parkvale Financial. This strategic in market acquisition solidifies FNB’s leading status in the Pittsburgh MSA. It carries a low execution risk, is a financial attractive transaction and effectively deploys the capital recently raised. Our retail deposit market share in the Pittsburgh market increased us to number three pro forma, and with projected accretion of 6% in 2012, and an internal rate of return of approximately 20%, is expected to provide financially attractive returns for FNB shareholders. We are targeting a closing date in the beginning of January 2012.

Turning now to the second quarter, FNB delivered another quarter of strong results. We earned $22.4 million in net income, or $0.18 per diluted share, representing a 102 basis point return on average tangible assets. The second quarter net income is a 13% increase over the prior quarter, when excluding merger costs. We are especially pleased with the quality of earnings given they did not benefit from reserve release. During the quarter, we continued to build on our momentum, with linked quarter top-line revenue growth of 8.5% annualized, and continued market share gains, reflected in the loan and deposit growth results. Additionally, we are pleased with our asset quality performance, which improved upon already good levels.

Taking a look at our positive loan growth trends, this marks the eighth consecutive quarter of organic growth per total loans and the ninth consecutive quarter of organic growth for our Pennsylvania commercial portfolio. Growth in the Pennsylvania commercial portfolio, which was nearly 9% annualized, continues to primarily reflect market share gains, with positive results seen across all of our markets. Commercial lending does remain one of our core strengths.

The successful growth trend accomplished for this portfolio, during a challenging economic environment, validates the effectiveness of the middle-market model we have developed over the past several years. First and foremost, this model is centered on the strength of our management team and commercial bankers. We have substantially built the team, hiring 62 of the current 100 commercial bankers over the past five years. These are experienced, respected bankers and well known in the markets they lead. Additionally, we recognized opportunities for growth and expanded our product offerings, such as the addition of the asset-based lending team; and, importantly, we have been consistent in our markets throughout the cycle, lending and very actively calling on prospects through a disciplined sales management process. All of these actions have strengthened our position in our market.

Turning to deposit growth results, linked quarter growth in lower cost transaction accounts continued in the second quarter. The average balances in these accounts grew nearly 11% annualized, through a combination of new account acquisition and customers maintaining higher average balances.

I would like to now turn the call over to Gary Guerrieri for his remarks on the asset quality results. Gary?

Gary Guerrieri: Thank you, Steve, and good morning, everyone. The overall asset quality results for the second quarter demonstrated continued positive movement from the prior quarter, driven by the solid and consistent performance of our Pennsylvania and Regency portfolios. These portfolios exhibited continued linked quarter improvements from already good levels in the first quarter in every major asset quality metric, except for charge-offs, which remain stable at a very good level. Specifically, these results reflect a 27 basis point or a 10% improvement in past due and non-accruals, to end the quarter at 2.46%, a 12 basis point or a 5% improvement in the ratio of nonperforming loans plus OREO to total loans plus OREO at 2.42%, and very good net charge-off levels at 42 basis points.

Looking at each portfolio’s results, the Pennsylvania portfolio, at $6.4 billion, which represents 95% of FNB’s total outstanding loans, continues to perform very well and is tracking in a manner consistent with our expectations. Net charge-offs for the quarter were very solid, at 34 basis points. The year-to-date net charge-offs for the portfolio, at 30 basis points, is consistent with our historically good performance. The level of nonperforming loans and OREO to total loans and OREO improved three basis points during the quarter, to stand at 1.36%, representing the best level in six quarters. Total past due and non-accrual loans, at 1.79%, improved 11 basis points, as early stage delinquencies were down in the commercial portfolio.

Moving next to Regency Finance, at $163 million, this portfolio represents 2.4% of FNB’s total loan portfolio and demonstrates continued strong and consistent results. Charge-offs for the quarter improved 28 basis points from solid first quarter results, to stand at 3.62%, and the portfolio remains well reserved. Total past due and non-accruals improved by 31 basis points, also at 3.62%, reflecting historically good levels.

Turning briefly to Florida, our ongoing focus is the $74 million land-related portfolio, which consisted of $21 million in OREO and $53 million in loans at quarter end. These levels are down $2 million from the prior quarter and were driven by a combination of write-downs and the sale of one property at book value. The loan portion of the land-related portfolio represents less than 1% of FNB’s total loan portfolio.

In summary, our portfolios continue to perform in line with our expectations, reflecting five consecutive quarters of improving trends in our credit metrics. We attribute this consistent performance to our sound underwriting philosophies, experienced banking team and our diligent risk management approach, which have proven to be a winning combination through both good and challenging economic cycles. We anticipate and look forward to ongoing solid performance from the portfolios as the economy continues to improve.

I’d now like to turn the call over to Vince Calabrese, our Chief Financial Officer.

Vincent Calabrese: Thanks, Gary, and good morning, everyone. As Steve discussed, second quarter results of $0.18 per diluted share reflects strong performance from our key drivers, building on the first quarter solid results. I’ll focus my remarks this morning on additional highlights of these key drivers and guidance for 2011.

First, let’s review our expectations for the remainder of the year. The second quarter’s results continue to validate our expectations and, therefore, we are reaffirming our guidance for loans, deposits, fee income, expenses and asset quality, and slightly revising guidance for margin. I will discuss these throughout my remarks.

Turning to the balance sheet, we continue to have success growing both loans and deposits. As Steve mentioned, loan growth results reflect a continuation of positive trends, with total average loans growing 5.1% annualized in the second quarter, driven by strong linked quarter growth in our Pennsylvania commercial portfolio of 8.7% annualized. We saw growth across all of our regions, primarily with market share gains in our middle-market business. Consumer loan balances saw a slight increase linked quarter of 1.1% annualized. Our average indirect auto lending balances experienced an increase of 8.2% annualized, due primarily to seasonally higher volume.

The other consumer portfolios are primarily residential real estate related and remained essentially flat on a linked quarter combined basis, increasing less than 1% annualized. Based on a national trend of consumer demand for these products remaining soft, we are relatively pleased with these portfolios’ results.

Average security balances increased $34.6 million on a linked quarter basis, primarily reflecting the partial quarter impact of investing the capital raised proceeds. As Steve mentioned, we successfully raised $63 million in conjunction with our capital raise.

We are very pleased with the successful growth trend results in loans and expect these to continue. We reaffirm our expectations for full year 2011 organic loan growth in the mid-single digits, excluding any impact of Florida reductions.

On the funding side, we remain focused on attracting lower cost, relationship-based deposits, with strong results seen in transaction deposits and customer repo average balances increasing 10.7% annualized in the second quarter. This growth reflects new account acquisition and customers increasing the average balances carried in their accounts, which is typical during the second quarter. Given this focus on gathering new transaction accounts, combined with the liquidity position of the balance sheet, there was a planned reduction in time deposits. Over the next two quarters, we expect normal seasonal factors to slightly temper deposit growth from recent high levels, and therefore reaffirm our guidance for the full year with expected low-single digit organic growth in total deposits and customer repos, and mid-single digit organic growth in transaction deposits and customer repos.

Consistent with last quarter, we remain funded primarily with customer-relationship balances. Between deposits, commercial customer repos and consumer subordinated notes, 96% of our total funding is based on customer relationships. This provides us with significant flexibility to fund future loan growth.

Moving to the margin, it narrowed three basis points to 3.78% for the second quarter. Half of this narrowing was due to increased liquidity in the second quarter, including the impact of investing the capital raised proceeds and securities, and higher cash balances invested on an overnight basis. Looking ahead, we expect the margin to be under some pressure given the effect of competitive pricing on new loan spreads and are projecting a slight narrowing of a couple of basis points over the next two quarters.

Non-interest income results for the second quarter improved 11.7% annualized on a linked-quarter basis. The quarter included seasonally higher service charge revenue, an improvement in securities commissions and trust income, due to positive results from initiatives started towards the end of last year, combined with increased volume, organic growth and improved market conditions. Swap fee revenue remained historically strong, given the level of commercial lending activity during the quarter. Given our diverse fee income sources, we are continuing to target a quarterly non-interest run rate in the $29 to $30 million range for the remainder of the year.

Turning to non-interest expense, total expenses decreased, as expected, by $6.2 million, on a linked quarter basis, due mainly to a $4 million decrease in one-time merger costs, as well as lower personnel, occupancy and FDIC insurance expense. In addition, we realized the benefits of CB&T related cost saves for the entire second quarter. Looking forward, we are reaffirming a targeted quarterly non-interest expense run rate of $69 million for third quarter, trending down towards $68 million for the fourth quarter, which would translate into an efficiency ratio near 60%.

Switching over to credit quality, as Gary discussed, we remain pleased with the solid results for FNB. These results are trending within our expectations and, for the remainder of the year, reaffirm our prior guidance. This includes our expectation for levels of non-performing loans and OREO to continue to gradually decline and for provision for losses to be approximately 25% better than 2010 levels, which translates into around $9 million per quarter for the remainder of 2011. This provision continues to take into consideration the possible reappraisal risk for Florida land related properties.

Regarding our capital position, the higher levels at the end of the second quarter reflect the capital raise completed in May. As Steve discussed, we executed the raise in conjunction with the S&P 600 addition, which we recognized as a unique opportunity. The raise was completed with the expectation that it would be deployed to support growth, including potential M&A opportunities and with the targeted closing date for Parkvale in early January of 2012, we are pleased with the capital raised at an attractive level of $10.70 will be effectively deployed on an accretive basis within a relatively short time period. The targeted closing date is slightly revised from the fourth quarter of 2011 date previously provided.

Looking ahead, we expect to continue to exceed “well capitalized” thresholds and remain at capital levels consistent with second quarter levels for the remainder of the year.

Lastly, we reaffirm our GAAP basis tax rate to be in the 27% to 28% range for the remainder of the year.

Steve, that completes my remarks.

Stephen Gurgovits: Thank you, Vince. To touch briefly on the regulatory front, an issue all banks have more clarity on is the Durbin amendment. As you know, FNB is currently within the exemption afforded to institutions with under $10 billion in assets. It is our belief that this exemption will provide relief from the interchange pricing constraints in the near term post implementation. Once the threshold is reached at a year-end date, the regulation provides an additional six-month period before it is effective. Therefore, the earliest it can apply to FNB is July 1st 2012, and perhaps as late as July 1st 2013, since the Parkvale acquisition will not close until January 2012. However, we are evaluating a number of initiatives to mitigate potential fee impact, while continuing to provide value to our customers.

In closing, we are very pleased with 2011 results and accomplishments thus far and we remain committed to creating shareholder value. We believe that today bank investors have shifted their focus to a bank’s ability to grow revenue. We believe that FNB has clearly demonstrated over the last seven consecutive quarters an ability to grow top line revenue. We have been successful in producing quality loan growth, sustained our margin, generated fee income in a more onerous regulatory environment, maintained expense control and executed an important strategic acquisition, vaulting FNB to number three to market share in Pittsburgh. Looking forward to the remainder of the year, our pipelines remain healthy and we expect to see continued loan growth, deposit growth and solid credit quality results.

That concludes our remarks and I would now like to turn the call over to the Operator for questions.

Operator: Thank you, sir. The question and answer session will be conducted electronically. If you’d like to ask a question, please do so by pressing the star key, followed by the digit one on your touchtone telephone. If you’re using a speaker phone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one to ask a question.

We will take our first question from Frank Schiraldi with Sandler O’Neill.

Frank Schiraldi: Good morning.

Stephen Gurgovits: Good morning, Frank.

Frank Schiraldi: Just a couple of questions, if I could. I just wanted to see, Steve, if you could remind us of your plans with Regency in terms of expansion and where those plans are currently.

Stephen Gurgovits: Well, as you know, we’re always looking for ways to expand Regency through either acquisition or the opening of de novo branches. Acquisitions are difficult to find, in terms of we’re looking for companies similar to Regency, which is a relatively conservatively run consumer finance company. So, recently, we had the opportunity to acquire some talent experienced in the consumer finance industry and we announced that we were opening de novo branches in Kentucky, and those branches are open, they are performing as expected. It doesn’t take long to get them profitable in terms of booking loans and so far they’re performing to our expectations and will likely contribute to our operation the way they were expected to when we did the initial analysis.

Frank Schiraldi: Okay, great. Then, just a question on M&A. When you announced Parkvale, I believe you talked about other potential geographies, and I think you mentioned Harrisburg. I’m just wondering if you could give us sort of your updated thoughts on where you’re looking or where the potential would be for bank M&A.

Stephen Gurgovits: Well, Frank, the overriding, let’s say the bigger picture is, we still think Pennsylvania is unconsolidated, is an unconsolidated banking state, and is likely to continue to consolidate over the next several years. Pittsburgh was our primary focus originally and that’s why Parkvale represents the third significant deal that we’ve done in that market. It’s an important deal for us because it really rounds out our presence in the market, boosts us to number three, and we still expect to have a lot of opportunities to continue to grow in the Pittsburgh market.

Having said that, the other two areas that we were focused on was central Pennsylvania and further east in Pennsylvania. We would be intrigued with an opportunity in central Pennsylvania to grow. We have a presence there in the Harrisburg/State College area now. We don’t have a significant presence in the Harrisburg market, however, and it is the state capital. Then, if you go south from Harrisburg into south central Pennsylvania, and even down and through the Maryland area, there’s some pretty good demographics in that region. So, you know, we would expect to maintain contacts with bankers in those areas and should the opportunity present itself, we would expect to be interested in any opportunities presented our way in those markets.

So, our main focus now is, obviously, closing the Parkvale transaction, that’s high on our radar list of things to get done, while at the same time, you know, we’re always talking to bankers and trying to find out what’s happening in the landscape.

Frank Schiraldi: Okay, great. Then, finally, just—I’m sorry if I missed it, but I wondered if you would quantify, or you could quantify your interchange revenues, and, you know, before any sort of revenue offset, what level of revenue is at risk here.

Stephen Gurgovits: Well, it’s on an annual basis. Today, Frank, it’s about $8 million for First National Bank of Pennsylvania.

Frank Schiraldi: Okay, that’s what is currently running, the run rate. Okay, thank you.

Stephen Gurgovits: No, no, Frank, that’s not the run rate. That would be the effect of the new regulation.

Vincent Calabrese: That would be the at-risk revenue, Frank, before mitigation strategies.

Frank Schiraldi: Gotcha. Thank you.

Operator: We’ll take our next question from Andy Stapp with B. Riley & Company.

Andy Stapp: Good morning. Nice quarter.

Stephen Gurgovits: Good morning, Andy. Thank you, Andy.

Andy Stapp: The net interest margin guidance you gave, was that two basis points per quarter or two basis points overall in the second half of the year?

Vincent Calabrese: No, it’s a couple of basis points between now and the fourth quarter, Andy, is probably the best way to characterize it, not per quarter.

Andy Stapp: Okay, okay. Your trust income and securities commissions were both up nicely. To what extent did the Marcellus shale have a role in this?

Vince Delie: This is Vince Delie. I would say there has been some impact in trust revenue and in FNIS opportunities, which is our broker dealer subsidiary. We’ve seen some activity directly related to Marcellus shale. I would say, however, that we’ve gotten some help with the overall economic climate, the market improvement that we’ve seen from a trough perspective, an elevation of net asset values. We’ve also had some very good success with some changes with incentives in the broker dealer and pushing out a new scorecard that really focuses the retail operation on cross-selling those products and services, probably more of the latter.

Andy Stapp: Okay. Is there any color you can provide on the linked-quarter increase in OREO expenses?

Vincent Calabrese: Nothing particular there, Andy. I mean, as you would expect, that number is a little bit lumpy and as we continue to work through the portfolio, the OREO portfolio builds a little bit, you know, nothing of any significance to point to. The rest of the year, I would think we’d be around that $1.5 to $2 million range per quarter for the next couple of quarters. So, nothing of significance to point to.

Andy Stapp: Okay. I’ll hop back into the queue.

Operator: We’ll move on to Damon Delmonte with KBW.

Damon Delmonte: Hi, good morning, guys. How are you?

Stephen Gurgovits: Good morning, Damon.

Damon Delmonte: I think in your prepared comments you made mention of some growth in the indirect auto portfolio this past quarter. How does the upcoming pipeline in that lending category look for you guys?

Gary Guerrieri: Damon, we’ve seen good activity there over the last—through the last quarter and it continues to remain very solid at this point. We are continuing to work very closely with our relationships with the dealers there and continuing to focus on underwriting to our standards, and that portfolio has performed very nicely and we’re pleased with the position of it at this point.

Damon Delmonte: Okay, and could you just tell us a little bit about the characteristics or the types of loans you’re putting on, like the FICO scores and …

Gary Guerrieri: Yes, the FICOs are averaging north of 720, so we’re continuing to focus on, you know, a very solid book of business there, and it has performed as we have anticipated that it would.

Damon Delmonte: Okay, great. Then, Vince, this is probably more for you, with regard to a modeling question with expenses. I got the range you’re talking about, but are there any—I guess, first, is the salary line a good run rate and is there anything in the other line items that would maybe be one-time in nature we should look to back up?

Vincent Calabrese: No, I would say the other line item was pretty clean. I mean, the main driver first-to-second quarter was really the merger costs from the first quarter, so really nothing of particular significance there. On the salary side, you know, that’s kind of part of the overall guidance for expenses, but that’s a pretty good run rate, where we are, in the second quarter, and we do get a benefit there from the very strong commercial originations that we have, as far as the deferral of origination costs, which always happens when you have a volume kick-off like that, and we had a very strong quarter, but that’s not a significant number. I would look at that overall as a good run rate.

Damon Delmonte: Okay, great. That’s all I have for now. Thank you very much.

Operator: Moving on to Bob Ramsey with FBR.

Bob Ramsey: Hey, good morning, guys.

Stephen Gurgovits: Good morning, Bob.

Bob Ramsey: I wondered if you could talk a little bit about the loan pipeline at the end of the quarter versus the end of last quarter, and then, also, what you’re seeing in line utilization trends.

Vincent Delie: The pipeline has remained relatively steady, so it’s been pretty good, and, you know, I would say it’s consistent. We continue to see opportunities in the markets that we serve. We did have a big quarter, so we’ve run through a little bit of it, but I think, you know, we’ve been rebuilding that, so it looks pretty good.

In relation to your other question, basically, I think things are going well for us and I don’t see a change. The line utilization has been consistent, just up a notch, but nothing to talk about, really.

Bob Ramsey: Okay, great. Then, you all mentioned in your introductory comments some market share gains. How would you—or sort of what source of institutions would you characterize those as coming from, is it larger institutions, smaller institutions; and, then, maybe if you could also share some thoughts sort of on the general competitive landscape out there, how competitive is it and is it rate, is it terms, sort of what’s driving the competition?

Vincent Delie: Well, the opportunities that we’re seeing are pretty much across the broad spectrum, and we focus in segments at the Company, so we’re seeing growth from small business to the larger opportunities. Our primary focus is on middle-market companies where we’re the primary credit provider and we have the full relationship, and, you know, many, many players play in that space. I would say competitively, we’re seeing competition increase slightly. I think that it’s more robust than it was, obviously, because there were some players that were on the sideline that have now re-entered the market and are trying to grow earning assets, so there’s always pressure.

As far as the opportunities that we see, you know, we are pretty consistent in terms of how we provide credit, so we really haven’t changed our standards. I have seen a little bit of loosening in the marketplace in terms of term and structure, but, from our standpoint, you know, we’re able to sell through that. I think that the borrowers value having a seasoned banker who can get them through a cycle more than they do shopping structure.

Vincent Calabrese: Bob, I would also add that we’ve had continued success in attracting talent selectively in key markets and being able to get kind of some of the best bankers in some of these markets that aren’t part of our team to come and join our team, so that also helps to keep the momentum going.

Bob Ramsey: Okay, great. Thank you, guys, very much.

Operator: We’ll move on to Mike Shafir with Sterne Agee.

Mike Shafir: Hey, good morning, guys.

Stephen Gurgovits: Good morning, Mike.

Mike Shafir: I was just wondering, as you guys were talking about the net interest margin guidance, and things are getting a little bit more competitive, one, I think I think I might have missed your loan growth guidance, but, you know, along those lines, how competitive is it, and the new product that’s coming on, what kind of rates is that stuff coming on in the balance sheet?

Vincent Calabrese: The new product, Mike …

Mike Shafir: Yes, in terms of the new commercial lending.

Vincent Delie: Yes, the commercial banking originations, I’d say there has been a reduction in credit spread. We were probably seeing about a 25 basis point reduction year-over-year. It’s hit or miss, you know, when we’re grabbing share. I would say it’s probably 25 bps. For existing customers, it’s not so dramatic. So, it really depends on the opportunity. But, from a market share standpoint, as we continue to grow share, obviously, it is becoming more competitive. We have seen a little bit of slide in the overall spreads that we’re able to bring in. We try to deploy strategies to offset that by taking over the treasury management business and having, you know, free balances to help support that loan growth and support the overall margin.

Vincent Calabrese: Mike, I would add, regarding the margin, as you know, our overall policy is to manage to a neutral position. At the end of June, we’re still slightly asset sensitive, pretty comparable to where we were at the end of March, and some of the levers that we still have, we still have a significant amount of CD maturities, $375 million to $400 a quarter, we pick up 70-80 basis points on that each quarter, and then our securities portfolio is also very short, we have about $600 million of cash flow over the next 12 months, and we’re pretty close now to where we’re reinvesting it at a rate within five basis points of the rate the stuff’s coming off, and with continued growth on the commercial side, we have success bringing in DDA balances and that obviously helps the margin, too. So, I mean, there’s a lot of pieces to the margin course that we’re managing, but that helps to mitigate a lot of the pressure on the loan spreads.

Mike Shafir: So, you reiterated your guidance at mid-single digits then for the commercial loan growth on an annual basis, organically?

Vincent Calabrese: Mid-single digits for total loan growth.

Mike Shafir: For total loan growth, okay. Then, the consumer LOC portfolio has really been growing pretty significantly over the last several quarters. Could you just maybe talk about that and what you’re seeing moving forward there?

Gary Guerrieri: That’s our home equity portfolio, Mike, and we’re seeing seasonal activity there, as we do pretty much every year. Right now, that pipeline is as strong as it has been all year and it’s continuing to grow at this point.

Brian Lilly: It has been—it’s Brian, Mike—over the last number of quarters, the interest rate environment has been very low, and that product, as well as our installment home equity loan, moves with the interest rates pretty quickly. So, the consumer has opted more to take advantage of the lower rate environment with the variable rate nature of a line of credit, and we’ll see—if rates were to move up, we’d see a number of those jump into the installment category. So, it’s not surprising that over the last, you know, four or five quarters, where rates have been historically low, that we’ve had more action in that product than we did in the installment.

Mike Shafir: Okay, thanks a lot, guys. I appreciate all that detail.

Operator: David Darst with Guggenheim Securities has our next question.

David Darst: Good morning.

Stephen Gurgovits: Good morning, David.

David Darst: Could you give us maybe a little bit more discussion on the loan demand and the growth that you’re seeing within the Pittsburgh market relative to what is throughout the western Pennsylvania market.

Vincent Delie: Well, I would say, as Steve indicated in his comments, we’ve been seeing some pretty good growth across the entire footprint, so not just in Pittsburgh. We’ve had some very good success in Youngstown, in Erie, in State College, in Harrisburg, so we’re seeing it across the footprint. I would attribute our success more to a very disciplined sales management approach, where we’re very focused on tier-one prospects, we follow up on them throughout the sales cycle, so I would attribute it to that, I think. That, plus the people that we’ve been able to attract at the Company, as Steve mentioned in his comments. You know, those two factors are key drivers to our success. Pittsburgh, obviously, has been a very good market for us. I think that there are a number of competitors in Pittsburgh to contend with, but I think because of the people that we have and the sales management process that we’ve put into place, we’ve been able to take advantage of that market and what it provides.

Stephen Gurgovits: The only other thing I would to that, David, is, you know, success breeds success, and for four or five years, six years now, with rebuilding the team with additional experienced bankers, we’ve had a lot of success, I think we have a lot more brand recognition across our footprint. That would also be true, obviously, in Pittsburgh. So, the momentum we’ve established, we’re optimistic that we can continue this.

David Darst: I guess, as you continue to build out that franchise with the acquisition in Pittsburgh next year, do you anticipate hiring more business bankers or commercial lenders to complement that franchise that they may not have?

Stephen Gurgovits: Yes, absolutely. It offers us—it rounds out our delivery system with our branch network, which is a good thing for us, and also, you know, they’ve been more of a traditional thrift, with single-family residential mortgage lending, maybe a little bit of commercial real estate, but not much C&I lending and not much other type of consumer lending. So, yes, we expect to have some business bankers hired to develop those opportunities in that marketplace.

David Darst: Would you do that ahead of the acquisition and train them and bring them on to your platform?

Stephen Gurgovits: Yes.

David Darst: Okay.

Stephen Gurgovits: Absolutely. In fact, we’re already in our communication process with Parkvale. You know, any opportunities that they would have, we’ll certainly try to help them all we can, even between now and the end of the year when this deal closes in January. But, yes, we’re anticipating adding to staff now so that we’re up and running—we hit the ground running in January.

David Darst: Okay. Thank you.

Operator: We’ll take a follow-up question from Andy Stapp.

Andy Stapp: Do you have the balance of classified assets at quarter end?

Gary Guerrieri: We do, Andy. That number at quarter-end is $278 million, and we’ve got a five-month positive trend running there, excluding, naturally, the combination of CB&T in the first quarter, and that’s running right around 4% of the portfolio, and it’s down $11 million over the prior quarter.

Andy Stapp: Okay, all right. Thanks.

Operator: We have no further questions at this time.

Stephen Gurgovits: Okay. Well, I want to thank everyone for your participation in our call this morning and for your continued interest in FNB. We appreciate your participation and have a good day.

Operator: Again, ladies and gentlemen, that does conclude today’s conference. We thank you for your participation. Have a good day.